China Hefeng Rescue Equipment, Inc.
No. 88, Taishan Street
Beigang Industrial Zone
Longgang District, Huludao
Liaoning Province, China

November 29, 2012

Russell Mancuso, Esq.
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	China Hefeng Rescue Equipment, Inc. Form 8-K Amended October 9, 2012 Form 10-Q for Fiscal Quarter Ended September 30, 2012 Filed November 14, 2012 File No. 000-54224

Dear Mr. Mancuso:

This letter responds to certain comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to China Hefeng Rescue Equipment, Inc. (the “Company”) dated November 20, 2012.  For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.

Form 8-K amended October 9, 2012

Staff Comment 1:  We will continue to evaluate your responses to our prior comments when you file the amendment referenced in your responses.

Response:

We have noted the comment.

Our Corporate History and Background, page 6

Staff Comment 2:   Please revise your disclosure to explain the transaction mentioned in your response to prior comment 1. Also, in an appropriate section of your document, add any disclosure required by Regulation S-K Item 404.

Response:

When the Staff has completed its review of our responses to the comments, we will file a third amendment to the 8-K in which we will replace the fourth through seventh paragraphs on page 7 with the following text:

Our corporate structure was developed through the following steps:

●
On May 11, 2010 we organized Huludao Rescue in the PRC under the name “Huludao Qicailansha Building Decoration Engineering LLC,” which name was changed to “Huludao Hefeng Rescue Equipment Co., Ltd.” on December 7, 2011.  Huludao Rescue was established to carry on our business operations.

●
On August 10, 2010 we organized Huashi International in Hong Kong as the first step in our plan to establish foreign control over the operations of Huludao Rescue.  Nominal ownership of Huashi International was vested in Gao Yi Sha Yang, an associate of our management.  We established Huashi International and interposed it in our ultimate chain of ownership to take advantage of tax advantages offered by the government of China to WFOEs whose equity-owners are Hong Kong residents.

●
On October 19, 2010 we established Huashida Consulting in the PRC, having on October 11, 2010 obtained from the local government of the PRC a certificate of approval regarding the foreign ownership of Huashida Consulting by Huashi International.

o
The “certificate of approval” is necessary for a Hong Kong foreign-owned enterprise to register a wholly foreign owned entity (“WFOE”) in China, and to get approval from both the State Administration of Foreign Exchange (SAFE) and the Trade and Industrial Bureau for the initial investment of funds by the HK company into the WFOE. Only with their approvals, along with the ‘certificate of approval for establishment of enterprises with investment of Taiwan, Hong Kong, Macao and overseas Chinese in the people’s republic of China’ can a WFOE be established in China.

o
After obtaining the certificate of approval, the WFOE then needs to go through the enterprise annual inspection by SAFE and by the Trade and Industrial Bureau during the annual inspection period every year. The purpose of the annual inspection is to insure compliance with the regulations governing ownership and funding of WFOEs.  If the WFOE fails to go through the annual inspection as required, the certificate of approval will be revoked, and we would be required to dispose of our WFOE.  For that reason, we will exercise care to comply fully with all regulations applicable to the establishment and maintenance of a WFOE.

●
On December 2, 2011 we organized Dragons Soaring in the British Virgin Islands.  The Shareholders organized a British Virgin Islands holding company because the tax policies as well as the flexible corporation laws of the British Virgin Islands are advantageous to residents of the PRC requiring an offshore holding company.

●
On January 3, 2012 Huashida Consulting, Huludao Rescue and the equity owners in Huludao Rescue entered into a set of agreements described below as the “VIE Agreements,” which created an affiliation between Huashida Consulting and Huludao Rescue.

●	On January 5, 2012, Gao Yi Sha Yang transferred ownership of Huashi International to Dragons Soaring.

●	On June 15, 2012 the reverse acquisition transaction between the Shareholders of Dragons Soaring and Bridgeway vested in Bridgeway ownership of the chain of subsidiaries described above.

There is no disclosure regarding the January 5 transaction required by Regulation S-K Item 404.  At the time of that transfer, Huashi International and Huashida Consulting had no assets, and the consideration given by Dragons Soaring to Gao Yi Sha Yang was nominal.

Customers, page 15

Staff Comment 3:  Please include in the revisions to your business description mentioned in your response to prior comment 3 the extent to which revenue in your March quarter depended on one customer. Also add appropriate risk factors if significant portions of your revenue are derived from customers that are not expected to provide repeat business at historic levels or at all.

Response:

When the Staff has completed its review of our responses to the comments, we will file a third amendment to the 8-K in which we will modify the “Customers” section on page 15 thus:

The Company’s contracts vary in dollar amount from as little as $10,000 to amounts in excess of $500,000.  Because we provide a specific service to our customers, our relationships with our customers are generally not perennial, and we do not depend on any specific customer for continuing business.  However, fulfillment of a large contract with a specific customer can represent a significant portion of our revenue for the period in which the customer’s work is completed.  For example, during the first quarter of 2012 sales to one customer produced 60% of the Company’s total revenue for the quarter.  During 2011, only one customer accounted for more than 10% of our revenue:  the Shanxi Taizhong Coal Mining Machinery Equipment Co., Ltd., which paid us a leasing commission that equaled 30% of our revenue for 2011.  During the period from inception of our operations through the end of 2010, two customers for equipment design and two customers for system design each accounted for more than 10% of our revenue.   The fact that fulfillment of large contracts can represent a sizeable portion of the revenue in a single period means that the level of our revenue will tend to rise and fall from quarter to quarter depending on when we complete large contracts.

In addition, we will add the following risk factor at page 20:

Our revenue and earnings may rise and fall from quarter to quarter depending on when we complete large contracts.

The Company’s contracts vary in dollar amount from as little as $10,000 to amounts in excess of $500,000.  Because we provide a specific service to our customers, our relationships with our customers are generally not perennial, and we do not depend on any specific customer for continuing business.  However, fulfillment of a large contract with a specific customer can represent a significant portion of our revenue for the period in which the customer’s work is completed.  For example, during the first quarter of 2012 sales to one customer produced 60% of the Company’s total revenue for the quarter.  As a result, our revenue and earnings may rise and fall from quarter to quarter depending on the size of the contracts for which we record revenue during each the quarter.  This lack of consistency in financial results from quarter to quarter will make it difficult for investors and analysts to project growth trends in our business, which may discourage certain investors from acquiring our stock.

Regulation, page 16

Staff Comment 4:  When you make your revisions mentioned in your response to prior comment 2, please include the reasons for the delay. Also, please clarify why you can say with certainty on page 13 that the capsule “will pass” the application; this disclosure suggests that the National Safety Standards Center which you indicate in your response reviews the reports has no discretion regarding whether to grant the certification.

Response:

When the Staff has completed its review of our responses to the comments, we will file a third amendment to the 8-K in which we will modify the first sentence of the third paragraph on page 17 thus:

The rescue capsule produced by Hefeng Mine Rescue is in the application process for the certificate of the state mining product safety mark. ~~and is expected to obtain the approval by the end of August 2012~~.  The application has been delayed temporarily, however, as government officials in China have spent a large portion of the late summer and fall preparing for the Eighteenth National Party Congress, which was recently convened.

In addition, we will modify the last sentence of the seventh paragraph on page 13 thus:

We have applied to have the rescue capsule awarded the state mining product safety mark, which currently is held by only seven enterprises throughout China.  We expect that the rescue capsule will receive ~~pass the application of~~ the state mining product safety mark, ~~while the number of the enterprises with this certification in the whole country is only 7~~. because the capsule has to date passed all of the tests conducted by the government testing agencies.  Our application is currently pending before the National Safety Standards Center, which will examine our production capacity and onsite product security systems before granting the safety mark certificate.

Transactions with Related Persons, page 62

Staff Comment 5:  We reference the response to prior comment 6 that Huashida Information Consulting has “waived” the requirement of timely payment of the amounts owed by Huludao Rescue under the VIE Agreements. Please revise the disclosure in the next amendment to state when, if ever, you expect the required amounts to be paid. Also, please add a separately captioned risk factor addressing the lack of any payments under the VIE agreements and, if true, that no interest, penalties or other remedies are being sought. Revise your filing throughout where you discuss the agreements to clarify that the VIE has not made any of the required payments under the VIE agreements, including the discussions of the agreements starting on page 34 and on page 51.

Response:

When the Staff has completed its review of our responses to the comments, we will file a third amendment to the 8-K in which we will:

(a)	Modify the next to last paragraph on page 8, thus:

The VIE Agreements with our Chinese affiliate and its shareholders, which relate to critical aspects of our operations, may not be as effective in providing operational control as direct ownership. In addition, these arrangements may be difficult and costly to enforce under PRC law.  To date, Huludao Rescue has not made any payment to Huashida Consulting, but all amounts due under the Exclusive Technical Service and Consulting Agreement have been accrued. Our plan for the forseeable future is that Huludao Rescue will make payments to Huashida Consulting to the extent necessary for that entity and its parent entities to pay their expenses, but will accrue the remainder of its obligations to Huashida Consulting without interest, penalties or other compensation for the delay in payment.  See “Risk Factors - Risks Relating to the VIE Agreements.”

(b)	Modify the first paragraph of the risk factor on page 29 titled “The PRC Government may determine…” thus:

Huashida Consulting provides support and consulting service to Huludao Rescue pursuant to the VIE Agreements.  Almost all economic benefits and risks arising from Huludao Rescue’s operations are required to be transferred to Huashida Consulting under these agreements, although at present all amounts due from Huludao Rescur to Huashida Consulting are being accrued and no payments have been made. Our plan for the forseeable future is that Huludao Rescue will make payments to Huashida Consulting to the extent necessary for that entity and its parent entities to pay their expenses, but will accrue the remainder of its obligations to Huashida Consulting without interest, penalties or other compensation for the delay in payment. Details of the VIE Agreements are set out in “DESCRIPTION OF BUSINESS – Contractual Arrangements with our Controlled Affiliate and its Shareholders” above.

(c)	Modify the relevant text in “Transactions with related parties” on page 63 thus:

(1)
an Exclusive Technical Service and Business Consulting Agreement between Huashida Consulting and Huludao Rescue pursuant to which Huashida Consulting is to provide technical support and consulting services to Huludao Rescue in exchange for (i) 95% the total annual net profit of Huludao Rescue and (ii) RMB100,000 per month (US$15,800~~170~~).  To date, in order to make funds available to funds the growth of Huludao Rescue, Huludao Rescue has not made any payment to Huashida Consulting.  Accordingly, $759,636 has been accrued on the balance sheet of Huludao Rescue as due to Huashida Consulting pursuant to the Exclusive Technical Service and Consulting Agreement have been accrued. Our plan for the forseeable future is that Huludao Rescue will make payments to Huashida Consulting to the extent necessary for that entity and its parent entities to pay their expenses, but will accrue the remainder of its obligations to Huashida Consulting without interest, penalties or other compensation for the delay in payment.

(d)	Modify the relevant text in “Contractual Arrangements with our Controlled Consolidated Affiliate and its Shareholders” on pages 34 and 35 thus:

(1)
an Exclusive Technical Service and Business Consulting Agreement between Huashida Consulting and Huludao Rescue pursuant to which Huashida Consulting is to provide technical support and consulting services to Huludao Rescue in exchange for (i) 95% the total annual net profit of Huludao Rescue and (ii) RMB100,000 per month (US$15,800~~170~~).  To date, in order to make funds available to funds the growth of Huludao Rescue, Huludao Rescue has not made any payment to Huashida Consulting.  Accordingly, $759,636 has been accrued on the balance sheet of Huludao Rescue as due to Huashida Consulting pursuant to the Exclusive Technical Service and Consulting Agreement have been accrued. Our plan for the forseeable future is that Huludao Rescue will make payments to Huashida Consulting to the extent necessary for that entity and its parent entities to pay their expenses, but will accrue the remainder of its obligations to Huashida Consulting without interest, penalties or other compensation for the delay in payment.

(e)	Insert the following text as a new tenth paragraph in “Transfer of Cash” on page 51 thus:

It should be noted, however, that to date Huludao Rescue has not made any payment to Huashida Consulting.  The amount due from Huludao Rescue to Huashida Consulting has been recorded on their inter-company accounts as a payable due to Huashida Consulting; however no interest or penalty or other compensation is being accrued as a result of the failure of Huludao Rescue to make the payments due.  Rather, it is management’s plan for the foreseeable future that Huludao Rescue will make payments to Huashida Consulting to the extent necessary for Huashida Consulting and its parent entities to pay their ongoing expenses, but will retain all other income to fund the growth of Huludao Rescue.

(f)	Add the following risk factor at page 31:

Notwithstanding the requirement under the VIE Agreements that it pay over 95% of its net income to Huashida Consulting, Huludao Rescue does not intend that for the foreseeable future it will remit to Huashida Consulting more than is necessary to pay the expenses of Huashida Consulting and its parent entities.

The Exclusive Technical Service and Business Consulting Agreement between Huashida Consulting and Huludao Rescue provides that Huashida Consulting will provide technical support and consulting services to Huludao Rescue in exchange for (i) 95% the total annual net profit of Huludao Rescue and (ii) RMB100,000 per month (US$15,800). To date, Huludao Rescue has not made any payment to Huashida Consulting.  Moreover, it is management’s present intent that for the forseeable future Huludao Rescue will pay to Huashida Consulting only such amounts as are necessary to pay the expenses of Huashida Consulting and its parent entities.  The remainder of the net profits earned by Huludao Rescue will be retained by it to fund its operations and growth.  As a result of this plan, investors in Bridgeway should not expect to receive dividend payments or other distributions during the foreseeable future.  In addition, any profits earned by Huludao Rescue will be left at risk of a downturn in future operations - in the event of an adverse turn in the operations of Huludao Rescue, cash that might have been earlier paid as dividends if there had been compliance with the Exclusive Technical Service and Business Consulting Agreement will remain available to be taken by the creditors of Huludao Rescue.  Finally, as no interest will be paid by Huludao Rescue on account of the delayed payment of net income to Huashida Consulting, the value of the accrued obligation will diminish in proportion to the time/value of money.

Staff Comment 6:   With a view toward additional disclosure in an appropriate section of your Form 8-K and in your future filings, please tell us what “growth” you are funding with the waived payments given the amount of cash held by Huludao Rescue disclosed on page 12 of your most recent Form 10-Q. Further, explain why you are taking related-party loans to provide funds to the U.S. parent as disclosed on page 35 of your most recent Form 10-Q rather than making the required payments under the VIE agreements.

Response:

Huludao Rescue does not have any immediate plans for expansion beyond internal growth, since it has only in the past year significantly altered its business plan.  So there is no specific use for the cash reserves other than, as stated, to be available for future growth.  As is the case with any company, management anticipates that when it has brought its current business plan to maturity, the company will use its resources to expand through acquisitions, joint ventures and/or entry into new business ventures.  Any of such expansion programs will require cash.

As to the related party loans, the need arises not from a lack of cash but from a lack of U.S. dollars.  The Renminbi that comprise the cash reserves noted in the comment cannot be converted into U.S. dollars without application to the Chinese government.  For the near term, it is much more convenient for the Company to borrow dollars from related parties to pay the Company’s U.S. expenses than to deal with the currency regulators in China.

Form 10-Q for the quarterly period ended September 30, 2012

Item 2. Management’s Discussion and Analysis, page 29

Staff Comment 7:  We note your response to prior comment 12. With a view toward expanded disclosure in your future filings, please tell us the extent to which your material contracts expired in the quarters ending June 30 and September 30, and how you determined that additional disclosure regarding the expiration of these contracts is not required.

Response:

During the quarter ended June 30, 2012 nine sales agency, seven leasing, and seven system research contracts were completed; nine sales agency, seven leasing and two system research contracts were initiated.  During the quarter ended September 30, 2012, eleven sales agency, eight leasing, and nine system research contracts were completed; eleven sales agency, eight leasing, and sixteen system research contracts were initiated.

What the data in the preceding paragraph makes clear is that, as stated in response to prior comment 12, the Company does not have “material contracts.”  Rather, the Company has a flow of contracts, completing some and initiating others in each quarter.  We believe that the 8-K, with the modifications made in the second amendment, adequately discloses this flow of contracts and the absence of customer contracts that can be identified as “material.”

Results of Operations, page 32

Staff Comment 8:  Please tell us and disclose in future filings the reasons for the increase in gross margin in the most recent quarter compared to the same period of the prior year.

Response:

Gross margin increased from the third quarter of 2011 to the third quarter of 2012 because the very low level of sales in the third quarter of 2011 led to inefficiencies - our ongoing costs, which were gauged to a level of operations that would generate average quarterly revenue of approximately $900,000, were disproportionate when matched with only $697,545 in revenue.  We referenced this explanation in the recent 10-Q, but did so too briskly.  In future filings we will be more explicit about the reasons for the quarterly increase.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or to Robert Brantl, company counsel, at (914) 693-3026.

Sincerely,

/s/ Baoyuan Zhu
Baoyuan Zhu
Chairman of the Board

ACKNOWLEDGEMENT

China Hefeng Rescue Equipment, Inc. acknowledges that:

●	China Hefeng Rescue Equipment, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	China Hefeng Rescue Equipment, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CHINA HEFENG RESCUE EQUIPMENT, INC.

By: /s/ Baoyuan Zhu
Baoyuan Zhu
Chairman of the Board